
December 20, 2010

Lawrence D. Rubenstein, Esq.
General Counsel
Wells Fargo Asset Securities Corporation
c/o Wells Fargo Bank, N.A.
530 Fifth Avenue, 15th Floor
New York, NY 10036

> **Re: Wells Fargo Asset Securities Corporation**
> **Registration Statement on Form S-3**
> **Filed December 3, 2010**
> **File No. 333-170946**

Dear Mr. Rubenstein:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-

effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. In this regard, please revise the disclosure in the fourth and seventh full paragraphs on page 8 of the base prospectus which state "and certain other related property, as specified in the applicable prospectus supplement" and in the fourth full paragraph on page 24 of the base prospectus which states "and certain accounts, obligations or agreements, in each case as specified in the related prospectus supplement" so that all assets or other features reasonably contemplated to be included in an actual takedown are described in the base prospectus.

Prospectus Supplement

Summary Information, page S-8

Mortgage Pool, page S-10

6. Please revise this section to include data on the types of assets that are expected to constitute the trust including the types of loans (such as low documentation loans or interest-only loans), the number of exception loans and any other applicable information included in the Description of the Mortgage Loans section or Appendix A of the prospectus supplement. Alternatively, please revise the cross-reference at the end of this section to provide a description of the type of information that can be found in the Description of the Mortgage Loans section and Appendix A of the prospectus supplement regarding the assets that are expected to constitute the trust.

Risk Factors, page S-17

7. Please create a risk factor to discuss, if material, any foreclosure actions or proceedings which may affect you and your securitization program.

Description of the Certificates, page S-27

Principal (Including Prepayments), page S-32

8. We note your disclosure in the first paragraph on page S-36 that a servicer modification is a permanent modification to the terms of a mortgage loan. Please advise whether any of the assets that are expected to constitute the trust will include any modified loans. If so, revise to provide bracketed form disclosure indicating that you will describe the nature of the modification(s) and provide data regarding the number of modified loans in the Summary Information and Description of the Mortgage Loans sections and Appendix A of the prospectus supplement.

Appendix A

9. We note your disclosure in the Risk Factors section of the base prospectus regarding the possible inclusion of "negative amortization" mortgage loans and balloon loans. Please revise Appendix A so that it includes data on each type of loan that may be included in the asset pool.

Base Prospectus

The Trust Estates, page 24

Cash Flow Agreements; Swap Agreements, page 32

10. Please revise the first paragraph of this section to remove the catch-all phrase "or another interest rate index specified in the applicable prospectus supplement" and please revise the second to last full paragraph on page 56 to disclose each of the index rates that may be used to determine interest. In this regard we note the disclosure at the end of the second to last full paragraph on page 56 which states "[t]he index used may be the London interbank offered rate quotation for one-month U.S. dollar deposits ("LIBOR")."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Jordan M. Schwartz, Esq.
       Cadwalader, Wickersham & Taft LLP
       Fax: (212) 504-6666